UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧  Form 40-F ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Global Cord Blood Corporation JPLs’ Thirteenth Report

On September 1, 2025, the JPLs furnished their thirteenth report (the “Thirteenth Report”) to the Court. A copy of the Thirteenth Report is available on the Company's website:  https://ir.globalcordbloodcorporation.com/static-files/GCBC_September_2025.pdf as well as on the GT Creditor Update Page:

https://www.doanegrantthornton.ca/service/advisory/creditor-updates/#Global-Cord-Blood-Corporation

Previous reports, which are also available on the Company’s website and the GT Creditor Update Page, were furnished on:

October 21, 2022	March 1, 2023	March 8, 2024	March 3, 2025
December 1, 2022	June 1, 2023	June 3, 2024	June 2, 2025
	September 1, 2023	September 2, 2024
	December 1, 2023	December 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: September 2, 2025